Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated July 1, 2021

Preliminary Prospectus Supplement dated December 14, 2021

Registration Statement File No. 333-257609

December 16, 2021

Legend Biotech Corporation

This free writing prospectus relates to the offering of American depositary shares (“ADSs”), each representing two ordinary shares, of Legend Biotech Corporation (the “Company”), and should be read together with the preliminary prospectus dated December 14, 2021 (the “Preliminary Prospectus”), which supplements the prospectus included in the Company’s Registration Statement on Form F-3 (File No. 333-257609) relating to the offering of such securities. Capitalized and other terms used but not defined herein have the meaning as set forth in the Preliminary Prospectus.

Pricing Terms of ADS Offering

These pricing terms relate to the offering of ADSs by the Company as described in the Preliminary Prospectus and should be read together with the Preliminary Prospectus

Issuer:	Legend Biotech Corporation

Trade Date:	December 16, 2021

Expected Settlement Date:	December 20, 2021

ADSs Offered by the Company:	7,500,000 ADSs of the Company, each representing two ordinary shares, $0.0001 par value per share, of Company

Underwriters’ Option to Purchase Additional ADSs:	Up to 1,125,000 additional ADSs

Last Reported Sale Price of ADSs on the Nasdaq Global Select Market on December 15, 2021:	$41.14 per ADS

Public Offering Price:	$40.00 per ADS

Use of Proceeds:	The Company estimates that the net proceeds to the Company from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, to be approximately $281.5 million (or $323.8 million if the underwriters exercise their option to purchase additional ADSs in full). The Company intends to use the net proceeds from this offering, together with its existing cash and cash equivalents, to fund the clinical development of cilta-cel, fund the construction of its manufacturing facilities, fund the commercial launch, if approved, of cilta-cel and fund the development of its pipeline programs, as well as for working capital and other general corporate purposes.

Genscript Biotech Corporation’s Purchase of ADSs in this public offering	Genscript Biotech Corporation (or Genscript), the Company’s majority shareholder, has agreed to purchase 2,250,000 of the Company’s ADSs at the public offering price of $40.00 per ADS in this public offering. The underwriters will receive the same underwriting discount on any shares purchased by Genscript as they will on any other shares sold to the public in this offering.

Joint Bookrunners:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Jefferies LLC Piper Sandler & Co. Barclays Capital Inc.

Co-Manager:	BTIG, LLC

Updates to “Risk Factors” Section in the Preliminary Prospectus

This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. You should read the Preliminary Prospectus carefully, including the section entitled “Risk Factors,” before deciding to invest in the Company’s ADSs.

It has been reported in the media that the U.S. Department of Commerce may add Chinese biotechnology companies to its Entity List, which contains a list of names of certain foreign persons (including businesses, research institutions, government and private organizations, individuals, and other types of legal persons) that are subject to specific license requirements for the export, re-export and/or transfer of specified items. The timing of when the U.S. Department of Commence will update its Entity List, if at all, is uncertain.

Until more information relating to whether the U.S. Department of Commerce intends to add biotechnology companies with PRC operations (including the Company) to its Entity List, the market price of the Company’s ADSs could be materially adversely affected. In addition, any actions that the Company takes in response to the Entity List may require the Company to incur additional legal, accounting and other expenses, which may be significant.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you a prospectus if you request it from Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department, or by telephone at (866) 718-1649; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by email at prospectus_department@jefferies.com or by phone at (877) 821-7388; Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by email at prospectus@psc.com or by telephone at 1-800-747-3924; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at barclaysprospectus@broadridge.com or by telephone at (888) 603-5847.